

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 31, 2018

Ben van Beurden
Chief Executive Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
The Hague, The Netherlands, 2596 HR

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 15, 2018**
> **File No. 1-32575**

Dear Mr. van Beurden:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Brad Skinner

　　　　　　　　　　　　　　　　　　Brad Skinner
　　　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　　　　　　　　Office of Natural Resources